

February 20, 2009

Ms. Jacqualyn A. Fouse
Chief Financial Officer
Bunge Limited
50 Main Street
White Plains, New York 10606

> **Re:** **Bunge Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 3, 2008**
> **Response Letter Dated January 14, 2009**
> **File No. 001-16625**

Dear Ms. Fouse:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

1. We are considering your responses to our prior comments number four and five in your letter dated January 14, 2009. Please provide us with the following additional information:

    ▪ Identify the specific commodities that you carry at market value.

    ▪ Tell us the amount of inventories that you purchased which were subsequently resold with little or no further processing for each fiscal year reported. Additionally compare those amounts to those that you process further and then sell.

    ▪ Clarify when and how inventory moves from your agribusiness segment to your other segments. Specifically identify when and what facts cause inventory to move from one segment to the other.

▪ Tell us the typical amount of time that your various agribusiness inventories are held and whether they are in a condition or form that is available for immediate delivery to your customer.

2.   We note your risk factor disclosure on page 18 of your document. Please further clarify your relationship with your growers including the nature and purpose of the advances and which party bears the risks and costs associated with growing crops.

3.   We note in your response that the timing of pricing for agricultural commodities is variable. Please clarify when and under what circumstances pricing dates are typically determined and why title may transfer before pricing occurs. Additionally, please explain in greater detail the terms of these arrangements and indicate the portion of your annual purchases that are under these arrangements. Please also indicate the time frame between when you take title to the inventory and when the final price is determined.

4.   To the extent you take title to commodities before final pricing please tell us if you are provisionally pricing these quantities. If so, please tell us whether you have considered the possible existence of an embedded derivative in provisional pricing situations.

<u>Note 13 – Financial Instruments, page F-35</u>

5.   We note your accounting policy disclosure on page F-12 that indicates you use commodity derivatives to minimize the effects of changes in prices of agricultural commodities. We are unable to locate your disclosures of the types and amounts of positions in such instruments that are held as of your balance sheet dates. Please clarify where this information is located or modify your disclosure accordingly.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief